QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM F-6
 REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
 For American Depositary Shares Evidenced by American Depositary Receipts

Jardine Strategic Holdings, Ltd
(Exact name of Issuer of deposited securities as specified in its charter)

Bermuda
 (Jurisdiction of Incorporation or organization of Issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS
 (Exact name of depositary as specified in its charter)

60 Wall Street, New York, New York 10005
Tel. No.: (212) 250-9100
 (Address, including zip code, and telephone number of depositary's principal offices)

DEUTSCHE BANK TRUST COMPANY AMERICAS
 60 Wall Street
New York, New York 10005
(212) 250-9100
 (Address, including zip code, and telephone number of agent for service)

Copy to:
DEUTSCHE BANK TRUST COMPANY AMERICAS
 60 Wall Street
New York, New York 10005

It is proposed that this filing become effective under Rule 466

          ☒    immediately upon filing        ☐    on [date] at [time]

If a separate registration statement has been filed to register the deposited shares, check the following box.     ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit (1)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee

American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing two common shares of Jardine Strategic Holdings, Ltd.	50,000,000	$0.05	$2,500,000	$317

(1)
Each unit represents one American Depositary Share.

(2)
Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of such Receipts evidencing such American Depositary Shares.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item 1.    DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption		Location in Form of American Depositary Receipt Filed Herewith as Prospectus
(1)	Name and address of Depositary	Introductory paragraph
(2)	Title of American Depositary Receipts and identity of deposited securities	Face of American Depositary Receipt, top center
Terms of Deposit:
(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner
(ii)	Procedure for voting, if any, the deposited securities	Articles (12) and (14)
(iii)	Collection and distribution of dividends	Article (13)
(iv)	Transmission of notices, reports and proxy soliciting material	Articles (11) and (12)
(v)	Sale or exercise of rights	Articles (13) and (14)
(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles (13) and (16)
(vii)	Amendment, extension or termination of the Deposit Agreement	Articles (18) and (19)
(viii)	Rights of holders of receipts to inspect the transfer books of the Depositary and the list of Holders of receipts	Article (3)
(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Articles (1), (2), (4), (6), (15), (16) and (17)
(x)	Limitation upon the liability of the Depositary	Introductory paragraph and Articles (1), (2), (4), (7), (16) and (17)
(3)	Fees and Charges	Article (20)

Item 2.    AVAILABLE INFORMATION

Item Number and Caption		Location in Form of American Depositary Receipt Filed Herewith as Prospectus
(a)	Statement that the issuer of the deposited securities specified above furnishes the Commission with certain public reports and documents required by foreign law or otherwise under Rule 12g3-2(b) under the Securities Exchange Act of 1934 and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.	Article (11)

I-1

Prospectus

        THIS PAGE AND THE FORM OF AMERICAN DEPOSITARY RECEIPT ATTACHED HERETO
AS EXHIBIT (A) CONSTITUTE THE PROSPECTUS RELATING TO SUCH AMERICAN DEPOSITARY RECEIPTS,
IN ACCORDANCE WITH GENERAL INSTRUCTION III.B OF FORM F-6 OF THE
SECURITIES AND EXCHANGE COMMISSION

I-2

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.    EXHIBITS

        (a)   Copy of Agreement—The Agreement between Deutsche Bank Trust Company Americas, as depositary (the "Depositary"), and all holders from time to time of American Depositary Receipts evidencing American Depositary Shares registered hereunder is contained in the form of the American Depositary Receipt itself, constituting the Prospectus filed as a part of this Registration Statement.

        (b)   Any other agreement, to which the Depositary is a party, relating to the issuance of the Depositary Shares registered hereby or custody of the deposited securities represented thereby.—None.

        (c)   Any material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years.—None.

        (d)   Opinion of counsel to the Depositary, as to the legality of the securities to be registered.

        (e)   Certification under Rule 466.

Item 4.    UNDERTAKINGS

        (a)   The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

        (b)   If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of a Receipt thirty days before any change in the fee schedule.

II-1

SIGNATURE

        Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the agreement for the issuance of American Depositary Shares, certifies that it has reasonable grounds to believe that all of the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on June 18, 2004.

Legal entity created by the agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares for shares of common stock of Jardine Strategic Holdings, Ltd.
By:	DEUTSCHE BANK TRUST COMPANY AMERICAS, Depositary
By:	/s/ WILLIAM FAHEY William Fahey Vice President
By:	/s/ PAUL MARTIN Paul Martin Vice President

II-2

INDEX TO EXHIBITS

Exhibit Number		Sequentially Numbered Page
(a)	Form of ADR
(d)	Opinion of counsel to the Depositary, as to the legality of the securities to be registered.
(e)	Rule 466 Certification

QuickLinks

PART I INFORMATION REQUIRED IN PROSPECTUS
Prospectus
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURE
INDEX TO EXHIBITS